UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Voting Results of Annual General Meeting

On June 28, 2022, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) held its Annual General Meeting. The ordinary shares of the Company include those represented by the Company’s ADSs.

Resolutions 1 to 12 were proposed as ordinary resolutions. This means that for each of those resolutions to have been passed, more than half of the votes cast must have been in favour of the resolution.

Resolution 13 was proposed as a special resolution. This means that for Resolution 13 to have been passed, at least three-quarters of the votes cast must have been in favour of the resolution.

A vote withheld in respect of any resolution is not a vote in law and was not counted in the calculation of the proportion of the votes for and against it.

The final results of each of the agenda items submitted to a vote of the shareholders are below:

•

Resolution 1: The annual report and accounts for the financial year ended December 31, 2021, together with the directors’ report and independent auditors’ report thereon. The shareholders approved the annual report and accounts for the financial year ended December 31, 2021, together with the directors’ report and independent auditors’ report thereon, with 54,705,964 votes (99.97% of the total votes cast) in favor, 16,151 votes (0.03% of the total votes cast) against and 11,668 votes withheld.

•

Resolution 2: The Directors’ remuneration report for the year ended December 31 2021. The shareholders approved the Directors’ remuneration report for the year ended December 31, 2021 with 44,332,434 votes (90.89% of the total votes cast) in favor, 4,440,995 votes (9.11% of the total votes cast) against and 5,960,354 votes withheld.

•

Resolution 3: Reappointment of Deloitte LLP as auditors. The shareholders approved the reappointment of Deloitte LLP as auditors until the next annual general meeting with 54,708,425 votes (99.97% of the total votes cast) in favor, 16,719 votes (0.03% of the total votes cast) against and 8,639 votes withheld.

•

Resolution 4: Remuneration of Deloitte LLP. The shareholders approved that the directors of the Company are authorized to determine Deloitte LLP’s remuneration with 54,697,395 votes (99.95% of votes cast) in favor, 28,547 votes (0.05% of total votes cast) against and 7,841 votes withheld.

•

Resolution 5: Reappointment of Chris Hollowood. The shareholders approved the reappointment of Chris Hollowood as a director of the Company with 44,293,917 votes (99.88% of the total votes cast) in favor, 53,286 votes (0.12% of the total votes cast) against and 10,386,580 votes withheld.

•

Resolution 6: Reappointment of Amit Nathwani. The shareholders approved the reappointment of Amit Nathwani as a director of the Company with 54,660,936 votes (99.90% of the total votes cast) in favor, 53,552 votes (0.10% of the total votes cast) against and 19,295 votes withheld.

•

Resolution 7: Reappointment of Martin Andrews. The shareholders approved the reappointment of Martin Andrews as a director of the Company with 54,661,822 votes (99.90% of the total votes cast) in favor, 52,639 votes (0.10% of the total votes cast) against and 19,322 votes withheld.

•

Resolution 8: Reappointment of Jeffrey Chodakewitz. The shareholders approved the reappointment of Jeffrey Chodakewitz as a director of the Company with 54,645,856 votes (99.88% of the total votes cast) in favor, 67,393 votes (0.12% of the total votes cast) against and 20,534 votes withheld.

•

Resolution 9: Reappointment of Julia P. Gregory. The shareholders approved the reappointment of Julia P. Gregory as a director of the Company with 54,675,657 votes (99.91% of the total votes cast) in favor, 50,813 votes (0.09% of the total votes cast) against and 7,313 votes withheld.

•

Resolution 10: Reappointment of Colin A. Love. The shareholders approved the reappointment of Colin A. Love as a director of the Company with 54,660,758 votes (99.90% of the total votes cast) in favor, 53,230 votes (0.10% of the total votes cast) against and 19,795 votes withheld.

•

Resolution 11: Appointment of Michael J. Parini. The shareholders approved the appointment of Michael J. Parini as a director of the Company with 54,667,511 votes (99.91% of the total votes cast) in favor, 47,088 votes (0.09% of the total votes cast) against and 19,184 votes withheld.

•

Resolution 12: Authority to allot equity securities. The shareholders approved the renewal of the directors’ authority to allot shares or other equity securities (or grant rights to subscribe for, or convert any security into, shares) in the Company with an aggregate nominal amount of up to £4,000, such authority to expire on June 27, 2027, with 40,242,802 votes (82.50% of the total votes cast) in favor, 8,538,097 votes (17.50% of the total votes cast) against and 5,952,893 votes withheld.

•

Resolution 13: Disapplication of pre-emption rights. Conditional upon the passing of Resolution 12, the shareholders approved the disapplication of pre-emption rights under the U.K. Companies Act 2006, authorizing the directors to allot shares or other equity securities in the Company for cash up to an aggregate nominal amount of £4,000 without the shares first being offered to existing shareholders in proportion to their existing holdings, such authority to expire on June 27, 2027, with 40,238,379 votes (82.49% of the total votes cast) in favor, 8,542,200 votes (17.51% of the total votes cast) against and 5,953,204 votes withheld.

Departure of Officer

Stephen P. Diamond, Jr., our Senior Vice President, General Counsel and Company Secretary, has informed us that he will be leaving his position at the Company effective July 15, 2022. Mr. Diamond’s departure is not related to any matter connected with the Company’s operations, policies or practices.

The information contained in this Current Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Stephen P. Diamond, Jr.
	Name:	Stephen P. Diamond, Jr.
	Title:	Senior Vice President, General Counsel & Company Secretary

Date: June 30, 2022